UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 69770/June 17, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15324

In the Matter of                                          :
                                                          :
AVANI INTERNATIONAL GROUP, INC.,          :    ORDER MAKING FINDINGS AND
BIRCH MOUNTAIN RESOURCES LTD.,            :    REVOKING REGISTRATIONS
CAPITAL RESERVE CANADA LTD.,              :    BY DEFAULT
DYNASTY GAMING, INC.                      :
  (n/k/a BLUE ZEN MEMORIAL PARKS, INC.),   :
IXI MOBILE, INC.,                         :
LAUREATE RESOURCES & STEEL                :
   INDUSTRIES, INC.,                      :
MILLENNIUM ENERGY CORP.,                  :
SHANNON INTERNATIONAL, INC., and          :
WELWIND ENERGY INTERNATIONAL             :
  CORPORATION                             :

SUMMARY

        This Order revokes the registrations of the registered securities of Avani International Group, Inc. (AVIT),[1] Birch Mountain Resources Ltd. (BHMNF), Capital Reserve Canada Ltd. (CRSVF), Dynasty Gaming, Inc. (n/k/a Blue Zen Memorial Parks, Inc.) (DNYFF), IXI Mobile, Inc. (IXMO), Millennium Energy Corp. (MLME), Shannon International, Inc. (SHIR), and Welwind Energy International Corporation (WWEI) (collectively, Respondents).[2] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I.  BACKGROUND

        The Commission initiated this proceeding on May 15, 2013, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the

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[1] The short form of each issuer's name is also its stock symbol.

[2] Laureate Resources & Steel Industries, Inc., remains in the proceeding.

Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission periodic reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv) by May 27, 2013.[3] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

## II. FINDINGS OF FACT

AVIT (CIK No. 1048701)[4] is a revoked Nevada corporation located in West Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of $77,056 for the prior nine months. As of May 9, 2013, the common stock of AVIT was quoted on OTC Link (formerly "Pink Sheets") operated by OTC Markets Group Inc. (OTC Link), had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

BHMNF (CIK No. 1006224) is an Alberta corporation located in Calgary, Alberta, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F[5] for the period ended December 31, 2007, which reported a net loss of $24,508,112 Canadian for the prior year. As of May 9, 2013, the common shares of BHMNF were quoted on OTC Link, had six market makers, and were eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

CRSVF (CIK No. 1230622) is an Alberta corporation located in Edmonton, Alberta, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). CRSVF is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 2009, which reported a net loss of $1,101,073 Canadian for the prior year. As of May 9, 2013, the common

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[3] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

[4] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[5] A registration statement on Form 20-F, filed by foreign private issuers pursuant to 17 C.F.R. § 249.220f, is similar to Form 10, filed by U.S. corporations. "Foreign private issuer" is defined in 17 C.F.R. § 230.405 as "any foreign issuer other than a foreign government" [with exceptions not relevant here]. Such issuers provide quarterly and other reports on Form 6-K, pursuant to 17 C.F.R. § 249.306.

stock of CRSVF was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

DNYFF (CIK No. 1349507) is a Quebec corporation located in Montreal, Quebec, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). DNYFF is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 2007, which reported a net loss of $6,258,444 Canadian for the prior year. As of May 9, 2013, the common shares of DNYFF were quoted on OTC Link, had seven market makers, and were eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

IXMO (CIK No. 1319644) is a void Delaware corporation located in Rishon Le-Zion, Israel, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). IXMO is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2008, which reported a net loss of $20,045,000 for the prior six months. As of May 9, 2013, the common stock of IXMO was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

MLME (CIK No. 1384034) is a revoked Nevada corporation located in Athens, Greece, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). MLME is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of $61,849 for the prior nine months. As of May 9, 2013, the common stock of MLME was quoted on OTC Link, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

SHIR (CIK No. 1081047) is a permanently revoked Nevada corporation located in Dartmouth, Nova Scotia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). SHIR is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB[6] for the period ended September 30, 2006, which reported a net loss of $2,271,053 for the prior year. As of May 9, 2013, the common stock of SHIR was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

WWEI (CIK No. 1052671) is a void Delaware corporation located in Maple Ridge, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). WWEI is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss from continuing operations of $386,758 for the prior nine months. As of

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[6] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

May 9, 2013, the common stock of WWEI was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

## III. CONCLUSIONS OF LAW

By failing to file required periodic reports, Respondents violated Exchange Act Section 13(a).

## IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

## V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the registered securities of Avani International Group, Inc., is REVOKED;

the REGISTRATION of the registered securities of Birch Mountain Resources Ltd. is REVOKED;

the REGISTRATION of the registered securities of Capital Reserve Canada Ltd. is REVOKED;

the REGISTRATION of the registered securities of Dynasty Gaming, Inc. (n/k/a Blue Zen Memorial Parks, Inc.), is REVOKED;

the REGISTRATION of the registered securities of IXI Mobile, Inc., is REVOKED;

the REGISTRATION of the registered securities of Millennium Energy Corp. is REVOKED;

the REGISTRATION of the registered securities of Shannon International, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Welwind Energy International Corporation is REVOKED.

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Carol Fox Foelak
Administrative Law Judge